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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING



                                  (CHECK ONE):

[ ] FORM 10-K   [ ] FORM 20-F   [ ] FORM 11-K   [X] FORM 10-Q   [ ] FORM N-SAR


                For Period Ended: September 30, 2004

                [ ]   Transition Report on Form 10-K
                [ ]   Transition Report on Form 20-F
                [ ]   Transition Report on Form 11-F
                [ ]   Transition Report on Form 10-Q
                [ ]   Transition Report on Form N-SAR

                For the Transition Period Ended:

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          Read Instruction Before Preparing Form. Please Print or Type.

            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:      Not Applicable

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant:                  IMPAX LABORATORIES, INC.

Former Name if Applicable:                N/A

Address of Principal Executive Office:    30831 Huntwood Avenue
                                          Hayward, CA  94544



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PART II--RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)    The subject annual report, semi-annual report, transition
                report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form
                N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
                or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed)

         Impax Laboratories, Inc. (the "Company") was not able to file its report on Form 10-Q for the fiscal quarter ended September 30, 2004 within the prescribed period because the Company is in the process of restating its financial results for the fiscal quarters ended March 31, 2004 and June 30, 2004. The restatement is required as a result of an adjustment due to recently reported customer credits granted by one of the Company's strategic partners on sales of the Company's buproprion products made by such strategic partner during March 2004. The strategic partner notified the Company of the adjustment when reporting sales of the Company's products for the quarter ended September 30, 2004. Under the terms of the Strategic Alliance Agreement, the Company's strategic partner has sole and exclusive right to determine all terms and conditions of sale to its customers including pricing, discounts, allowances, price adjustments, returns and rebates.

         The Company is unable to file its report on Form 10-Q for the third quarter of 2004 until the restatement of its financial results for the first and second quarters of 2004 is complete. The Company is working with its independent auditors to complete the restated financial statements, but despite significant efforts, the Company was not able to complete the restatement prior to the date when the Company's report on Form 10-Q for the fiscal quarter ended September
30, 2004 was required to be filed with the Securities and Exchange Commission. The Company's inability to timely file its report on Form 10-Q for the fiscal quarter ended September 30, 2004 could not have been eliminated by the Company without unreasonable effort or expense.
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PART IV--OTHER INFORMATION
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         (1)    Name and telephone number of person to contact in regard to this notification

                Cornel C. Spiegler             215              933-0350
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                (Name)                     (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                   [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X] Yes     [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's restatement of financial results for the fiscal quarters ended March 31, 2004 and June 30, 2004 only affected the Company's 2004 financial results and had no effect on the Company's 2003 financial results.

         The Company has previously announced its results of operations for the three and nine months ended September 30, 2004, as set forth in its press release dated November 9, 2004, a copy of which is contained as an exhibit to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2004.

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                            IMPAX LABORATORIES, INC.
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                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 9, 2004                     By:  /s/  Cornel C. Spiegler
                                                --------------------------------
                                                Name:  CORNEL C. SPIEGLER
                                                Title: CHIEF FINANCIAL OFFICER